September 21, 2005

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mark P. Shuman, Esq.

 Sara Kalin, Esq.

Re:	Autodesk, Inc.

Preliminary Proxy Statement on Schedule 14A

File No. 0-14338

Ladies and Gentlemen:

On behalf of Autodesk, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 21, 2005, relating to the Company’s Preliminary Proxy Statement on Schedule 14A (File No. 333-114093) originally filed with the Commission on September 13, 2005 (the “Proxy Statement”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Proxy Statement.

General

1.	We note from your Form 10-K for the fiscal year ended January 31, 2005 that you generate a significant amount of revenue from Korea, and that you have a subsidiary in Korea. Please confirm that the Korea to which you refer is South Korea, or advise.

The Company respectfully confirms for the Staff that the Company is referring to South Korea in its Form 10-K for the fiscal year ended January 31, 2005. In addition, the Company advises the Staff that the Company will clarify that it is referring to South Korea in future periodic reports, proxy statements and other information filed with the Commission. The Company also advises the Staff that the Company has not approved any direct or indirect

Securities and Exchange Commission

September 21, 2005

transactions involving North Korea and, to the Company’s knowledge, there are no legal copies of its products registered to end users located in North Korea.

2.	Please expand your disclosure regarding both the 2006 Employee Stock Plan and the 2000 Directors’ Option Plan to disclose whether you have any current plans, proposals or arrangements regarding the additional options to be authorized under the plans. For example, have you agreed to issue options to any specific individuals? If so, please disclose and if not, please revise your disclosure.

The Company respectfully advises the Staff that the Company generally intends to grant the additional options to be authorized under the 2006 Employee Stock Plan to its employees in accordance with the terms of such plan. However, the Company does not have any current specific plans, proposals or arrangements to grant such additional options, including any agreements to issue options to specific individuals. Additionally, the Company does not have any current plans, proposals or arrangements to grant the additional options to be authorized under the 2000 Directors’ Option Plan, except for the grants to be made to non-employee directors pursuant to the terms of the 2000 Directors’ Option Plan as described in “Proposal Two – Amendments to the 2000 Directors’ Option Plan – Participation in the 2000 Directors’ Option Plan” on page 19 of the Proxy Statement and for restricted stock awards constituting not less than 50% of the value of the director’s annual cash compensation as described in “Proposal Two – Amendments to the 2000 Directors’ Option Plan – Description of the 2000 Directors’ Option Plan – Restricted Stock Awards” on page 18 of the Proxy Statement.

In response to the Staff’s comment, the Company has revised the disclosure on pages 11 and 19 of the Proxy Statement. On behalf of the Company, we are supplementally providing to the Staff marked pages of the Proxy Statement to reflect such revisions. The Company intends to file a definitive proxy statement that incorporates such revisions on Tuesday, September 27, 2005 and would appreciate the Staff’s assistance in resolving these matters in a timely fashion.

Securities and Exchange Commission

September 21, 2005

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or comments regarding the Company’s responses or the Proxy Statement to the undersigned at (650) 320-4675 or to Katherine Haar of this office at (650) 565-3728. Thank you for your assistance.

Sincerely, WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Don S. Williams
Don S. Williams

Enclosures
cc (w/encl.):	Marcia Sterling, Esq.
Rich Foehr, Esq.
Autodesk, Inc.